

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2015

Hill International, Inc.
John Fanelli III, Chief Financial Officer
One Commerce Square
2005 Market Street, 17th floor
Philadelphia, PA 19103

   Re: **Hill International, Inc.**
       Form 10-K
       Filed March 13, 2015
       Form 10-Q
       Filed August 5, 2015
       Definitive Proxy Statement
       Filed April 30, 2015
       File No. 1-33961

Dear Mr. Fanelli:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1. We note that in your earnings call for the fourth quarter of 2014 you discussed expectations regarding your ability to recover the cash that you expect to free up due to your normalized banking relationship with Soc Gen, the impact of lowered oil prices on your operations, and your 2015 revenue targets, but your disclosure here is limited to the collectability of the receivables owed to you by the ODAC. Please revise to provide the trends disclosure called for by Item 303(a)(2)(ii) of Regulation S-K and Item 303(a)(3)(ii) of Regulation S-K.

Note 3 – Acquisitions, page 60

Engineering S.A., page 62

2. In your letter dated September 25, 2012, you agreed to enhance your disclosure to further discuss a contingency related to an accrual of certain expenses by Engineering S.A. It does not appear that you addressed this matter in your 2014 Form 10-K or Form 10-Q for the fiscal quarter ended June 30, 2015. Please tell us why you believe this disclosure in no longer needed or when you intend to provide this disclosure.

Note 7, Goodwill, page 66

3. It appears that over $20 million of goodwill has been recognized on acquisitions of domestic businesses since 2008. Your income tax disclosures report an increasing trend of domestic pre-tax losses since 2008. Further, in each of the last 3 years you have recognized substantial deferred tax asset valuation allowances based on your conclusion that U.S. NOL's will not be utilized. Given these factors, please give us a substantive and informative explanation of how you reasonably concluded that there has been no goodwill impairment in any of your domestic business acquisitions.

Note 4 – Accounts Receivable, page 8

Libyan Receivable, page 8

4. In your letter dated September 25, 2012, you stated that $31.6 million was in process for payment approval and you expected payment in the fourth quarter of 2012. Please explain your basis for believing you would receive $31.6 million, as well as your understanding of the reasons the payments were not made. Please include a detailed description of communications with ODAC or other officials.

5. Please provide us with a comprehensive analysis supporting your accounting for the receivable as of December 31, 2012. Given you were unable to collect amounts due according to the contractual terms of the receivable and given the significance of the delays and the shortfall in the amount of payments, as well as the failure to receive amounts promised in the fourth quarter, please explain how you concluded a loss was not probable pursuant to ASC 310-10-35-8. Please also refer to ASC 310-10-35-10.

Form 10-Q for the Fiscal Quarter Ended June 30, 2015

Backlog, page 31

6. You disclose that at June 30, 2015, backlog attributable to future work in Libya amounted to approximately $39 million. Please tell us the status of this work, timing of when you

expect to start this work and whether this is funded or unfunded. We note your disclosure on page 9 that in early 2014 you submitted new contracts for additional work upon ODAC's request. Please tell us whether this additional work is included in the backlog balance of $39 million, the status of these new contracts and the value of the contracts. Please also address whether you would begin new work under these contracts before receiving full payment for the current receivable balance of $49.0 million.

Definitive Proxy Statement Filed April 30, 2015

Determining Compensation, page 13

General, page 13

7. You discuss your Bonus Plan in the third full paragraph on page 14, and state that compensation under the Plan was scaled. We note your statement on page 11 that you relied upon mathematical formulas in considering whether an individual executive's performance merited recognition through your Plan. Please disclose the threshold for each of your performance criteria in future filings, how you scale the award, and the maximum payout available. Please also clarify the weighting of the various performance criteria that you discuss.

Grant of Plan-Based Awards, page 24

8. You reflect non-equity incentive compensation in your summary compensation table on page 23 and include a discussion of your Bonus Plan on page 14, but do not include information regarding your bonus plan in your table. Please include the disclosure regarding your non-equity incentive plans called for by Item 402(d)(2)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot, Staff Accountant, at (202) 551- 3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence Jay Ingram, Legal Branch Chief, at (202) 551-3397 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief